EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

03045207

December 9, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

for

Shannon M. Ross
Corporate Secretary

Enclosures

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Stock Option Grant– dated November 19, 2003

Correspondence with Securities Commission(s)

1. Form 45-102F2 – dated November 21, 2003.

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 19, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

STOCK OPTION GRANT

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") has granted incentive stock options to directors, officers, employees and consultants, exercisable for an aggregate 2,880,000 common shares over a ten-year period expiring November 19, 2013, at a price of $1.00 per share, being the closing price of the Company's shares on the TSX Venture Exchange on November 18, 2003. The options were issued in accordance with the Company's stock option plan approved by shareholders on June 18, 2003.

For more information about Emgold Mining Corporation and its projects please visit the following websites, http://www.sedar.com/ and Emgold's website http://www.emgold.com/.

William J. Witte, P. Eng
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4505 or Toll Free: 1-877-642-6200

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Emgold Mining Corporation** (the "Company") has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **November 19, 2003**, of incentive stock options exercisable for an aggregate of **2,880,000** common shares of the Company for a period of **10 years** up to and including **November 19, 2013**, **Emgold Mining Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **21st** day of **November, 2003.**

Emgold Mining Corporation

"Shannon M. Ross"

By: ________________________________

Shannon M. Ross, Secretary and CFO

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.